December 11, 2019

VIA EDGAR AND OVERNIGHT COURIER

Brittany Ebbertt

Craig Wilson

Mitchell Austin

Jan Woo

Office of Information Technologies and Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Re:	OneConnect Financial Technology Co., Ltd. Amendment No. 3 to Registration Statement on Form F-1 (File No: 333-234666) CIK No. 0001780531

Dear Ms. Ebbertt, Mr. Wilson, Mr. Austin, and Ms. Woo:

On behalf of our client, OneConnect Financial Technology Co., Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the amendment No. 3 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and a free writing prospectus relating to the changes reflected in Amendment No. 3 (the “Free Writing Prospectus”) via EDGAR to the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comment contained in the letter from the staff of the Commission (the “Staff”) dated December 9, 2019. The Staff’s comment is repeated below in bold and is followed by the Company’s response. We have included page references to the Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

To facilitate the review by the Staff, we have separately delivered to the Staff today five courtesy copies of the Registration Statement, marked to show changes to the registration statement on Form F-1 publicly filed with the Commission on December 2, 2019, as well as five courtesy copies of the Free Writing Prospectus.

The Company respectfully advises the Staff that it plans to-have the Registration Statement declared effective and price on December 12, 2019. The Company greatly appreciates the Staff’s continuing support and assistance in meeting this timetable.

*  *  *  *

Dilution, page 67

1.              Please provide us with a reconciliation between net tangible book value and your interim condensed consolidated balance sheet on F-92. To this extent, it appears you are including ordinary shares issued in November 2019 in the calculation of your net tangible book value as of September 30, 2019.  Please revise to include these shares, and related proceeds and expenses, in your calculation of as-adjusted net tangible book value as they are disclosed in item (ii) in the table here as being reflected within that calculation and because they were issued subsequent to the September 30 period end and should not be included. Please advise or revise.

The Company respectfully advises the Staff the net proceeds from the issuance of ordinary shares in November 2019 were not included in net tangible book value as of September 30, 2019. The net tangible book value as of September 30, 2019 was US$275.1 million, which was calculated by total asset of RMB8,170.3 million (US$1,143.1 million) minus total liabilities of RMB5,079.8 million (US$710.7 million) minus intangible assets of RMB954.6 million (US$133.6 million) and minus non-controlling interests of RMB169.6 million (US$23.7 million) as of September 30, 2019 as disclosed on F-92. The as-adjusted net tangible book value was US$522.6 million after giving effect to (i) net proceeds from the assumed initial public offering of US$232.7 million and (ii) the net proceeds of US$14.8 million from the issuance of ordinary shares in November 2019. (The Company would like to advise the Staff that the as-adjusted values in this response reflect the revisions to the assumed initial offering price and the revised offering size included in the Registration Statement.)

The Company respectfully advises the Staff the non-controlling interests of US$23.7 million were not included in either net tangible book value or as-adjusted net tangible book value because as-adjusted net tangible book value per share is for ordinary shares owned by the Company’s shareholders. The Company believes that excluding non-controlling interests provides enhanced visibility to investors with respect to net tangible book value attributable to owners of the Company.  The Company’s net tangible book value as of September 30, 2019 in U.S. dollars was US$275.1 million, which was calculated by equity attributable to equity owners of the Company of US$408.6 million as of September 30, 2019, as disclosed on Page 67 “Capitalization,” minus intangible assets of US$133.6 million. The as-adjusted net tangible book value was US$522.6 million, which was reconciled by as-adjusted equity attributable to equity owners of the Company of US$656.2 million as disclosed on Page 67 minus intangible assets of US$133.6 million.

In addition, please see the calculation of the as-adjusted net tangible book value per share as of September 30, 2019 below.

	As of September 30, 2019
(In thousands, except share and per share amounts)	Actual		(1)	As-adjusted
	RMB	USD	USD	USD
Total assets	8,170,252	1,143,060	247,529	1,390,589
Less: Intangible assets	954,601	133,554	—	133,554
Total consolidated tangible assets	7,215,651	1,009,506	—	1,257,035
Less: Total liabilities	5,079,770	710,686	—	710,686
Less: Non-controlling interests	169,592	23,727	—	23,727
Net tangible book value	1,966,289	275,094	—	522,622
Shares attributable to shareholders	1,001,748,500	1,001,748,500	79,972,164	1,081,720,664
Net tangible book value per share	1.96	0.27		0.48

(1)   The increase in total assets of $247.5 million reflects the (i) net proceeds from the assumed initial public offering of US$232.7 million and (ii) the net proceeds of US$14.8 million from the issuance of ordinary shares in November 2019.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies, Judgments, and Estimates

Revenue Recognition, page 108

2.              We note from your revised disclosure on page 110 that you act as the principal in your business origination services transactions and record revenue and expense on a gross basis.  Please tell us how your accounting complies with IFRS 15, paragraphs B34 to B37, to support your determination as principal for each of the elements comprising the business origination services noted on page 110, i.e. financial institution customer leads, design of marketing plans, and sourcing leads from channel partners.  Revise the business origination service revenue accounting policy disclosures in your notes to the financial statements to address this principal relationship since this is a significant policy disclosure matter.

The Company respectfully advises the Staff that the determination of the Company that it acts as a principal in its business origination services complies with IFRS 15, paragraphs B34 to B37. The Company signs various contracts with financial institutions to provide business origination services by assisting financial institutions in customer acquisition for their products including loans, wealth management products and insurance policies. The Company is paid a fee by the financial institution if the leads provided to the financial institution ultimately purchase the financial institution’s products. In order to generate customer leads for financial institutions, the Company may, at its own discretion, source the leads from its proprietary platform or from channel partners. The Company chooses its own channel partners and is not required to obtain approval from the financial institutions for these selections. The Company only pays the channel partners once the leads are accepted by the financial institutions. The leads sourced from the Company’s own platform or from its channel partners are grouped together and are screened and analyzed by the Company to ensure they meet customers’ criteria. The contracts that the Company entered into with financial institutions for these services do not refer to channel partners, and the financial institutions have no visibility to the Company’s use of channel partners.

The specified service (the performance obligation) provided to the financial institution in these arrangements is the business origination service (i.e. a customer acquisition service where a lead is provided to and accepted by the financial institution and that lead ultimately purchases the financial institution’s product). In order to satisfy its performance obligation, the Company designs marketing plans, sources leads and analyzes the leads. The Company respectfully advices the Staff that these activities are not distinct performance obligations to its customers. Instead, these activities are performed at the Company’s own discretion to satisfy its obligation to provide business origination service. For purposes of revenue recognition, the business origination service is considered one performance obligation, and the elements described in our disclosure are integrated activities associated with that single performance obligation. When the leads are sourced from the channel partners, the Company is the principal in providing the business origination services because the Company controls the leads sourced from channel partners and screens and analyzes the leads before delivering those leads to customers. Additionally, although the Company has no inventory risk, the Company considers the following factors in determining it is the principal for the business original service as follows:

•                  The Company is primarily responsible for fulfilling the business origination service to the financial institutions in accordance with contracts entered into between the Company and financial institutions. The Company is ultimately responsible for all leads provided, whether the leads are sourced from its own platform or from channel partners. The financial institutions have no visibility of the Company’s use of the channel partners and the channel partners do not have any obligations to the financial institutions.

•                  The Company has full discretion in establishing the price for the business origination services it provides to the financial institutions and it has full discretion in the selection of channel partners and establishing the fees it pays to the channel partners.

•                  The Company has full discretion in sourcing leads from channel partners or from its own proprietary platform.

In response to the Staff’s comments, the Company has revised the disclosure on page 111 and the note 2.20 (b) to financial statements on page F-32 of the Registration Statement.

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang Zhao
Shuang ZHAO, a Partner

cc:        Wangchun Ye, Chairman and Chief Executive Officer, OneConnect Financial Technology Co., Ltd.

Yiming Fei, Senior Vice President and Secretary of the Board of Directors, OneConnect Financial Technology Co., Ltd.

Lo Wei Jye Jacky, Chief Financial Officer, OneConnect Financial Technology Co., Ltd.

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP

Anthony Chen, Partner, PricewaterhouseCoopers Zhong Tian LLP